VF 3-4-04

AA 3.2.2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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[redacted]UAL AUDITED REPORT
FORM X-17A-5
PART III

04001762

SEC FILE NUMBER
8-50401

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED FEB 25 2004

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TSB Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3900 NORTH TENTH STREET, THIRD FLOOR
(No. and Street)

MCALLEN	TEXAS	78501
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JANIE SANDOVAL (956) 632-7735
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

111 CONGRESS AVENUE, SUITE 1100	AUSTIN	TEXAS	78701
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KA

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROSALINDA CASTILLO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TSB SECURITIES, INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VIRGINIA COHEN
Notary Public State of Texas
My Comm. Exp. 06-24-2007

Signature

FINANCIAL OPERATIONS PRINCIPAL
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TSB SECURITIES, INC.
(A Wholly Owned Subsidiary of Texas State Bank)

Table of Contents

	Page
Independent Auditors' Report	1
Statements of Financial Condition - December 31, 2003 and 2002	2
Statements of Operations - Years ended December 31, 2003 and 2002	3
Statements of Changes in Stockholder's Equity - Years ended December 31, 2003 and 2002	4
Statements of Cash Flows - Years ended December 31, 2003 and 2002	5
Notes to Financial Statements	6
Schedules	
1 - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2003	9
2 - Computation of Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2003	10
3. Information for Possession or Control Requirements under 15c3-3 of the Securities and Exchange Commission as of December 31, 2003	11
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	12

KPMG LLP
Suite 1100
111 Congress Avenue
Austin, TX 78701

Telephone 512 320 5200
Fax 512 320 5100

Independent Auditors' Report

The Board of Directors
TSB Securities, Inc.:

We have audited the accompanying statements of financial condition of TSB Securities, Inc. (the Company) (a wholly owned subsidiary of Texas State Bank) as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TSB Securities, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

January 27, 2004

TSB SECURITIES, INC.
(A Wholly Owned Subsidiary of Texas State Bank)

Statements of Financial Condition

December 31, 2003 and 2002

Assets		**2003**	**2002**
Cash and cash equivalents	$	222,575	218,937
Receivables		24,629	18,897
Due from Parent		66,075	67,863
Other assets, net		21,260	21,730
	$	334,539	327,427
Liabilities and Stockholder's Equity			
Liabilities - accrued expenses	$	24,911	23,186
Stockholder's equity:			
Common stock, $1 par value. Authorized 1,000,000 shares; 100,000 shares issued and outstanding		100,000	100,000
Paid-in capital		337,659	337,659
Accumulated deficit		(128,031)	(133,418)
Total stockholder's equity		309,628	304,241
Commitments and contingencies			
	$	334,539	327,427

See accompanying notes to financial statements.

TSB SECURITIES, INC.
(A Wholly Owned Subsidiary of Texas State Bank)

Statements of Operations

Years ended December 31, 2003 and 2002

		2003	2002
Revenues:			
Commissions	$	392,760	431,179
Interest and other income		10,726	13,835
Total revenues		403,486	445,014
Expenses:			
Salaries and employee benefits		233,331	270,720
Charges to clearing brokers		71,959	64,601
Management fees		17,911	12,097
Advertising		5,900	7,913
Occupancy related costs		10,788	10,152
Other		55,509	85,836
Total expenses		395,398	451,319
Income (loss) before income taxes		8,088	(6,305)
Income tax benefit (expense)		(2,701)	2,225
Net income (loss)	$	5,387	(4,080)

See accompanying notes to financial statements.

TSB SECURITIES, INC.
(A Wholly Owned Subsidiary of Texas State Bank)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2003 and 2002

		Common stock	Paid-in capital	Accumulated deficit	Total stockholder's equity
Balance at December 31, 2001	$	100,000	200,000	(129,338)	170,662
Net loss		—	—	(4,080)	(4,080)
Capital contributions		—	137,659	—	137,659
Balance at December 31, 2002		100,000	337,659	(133,418)	304,241
Net income		—	—	5,387	5,387
Balance at December 31, 2003	$	100,000	337,659	(128,031)	309,628

See accompanying notes to financial statements.

TSB SECURITIES, INC.
(A Wholly Owned Subsidiary of Texas State Bank)

Statements of Cash Flows

Years ended December 31, 2003 and 2002

		2003	2002
Cash flows from operating activities:			
Net income (loss)	$	5,387	(4,080)
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Depreciation		3,207	1,590
Deferred tax expense		913	182
Changes in assets and liabilities:			
Decrease (increase) in receivables		(5,732)	15,259
Decrease (increase) in due from Parent		1,788	(2,589)
Net increase in other assets		(2,737)	(13,048)
Increase in accrued expenses		812	5,860
Net cash provided by operating activities		3,638	3,174
Cash flows from financing activities:			
Capital contributions		—	137,659
Net cash provided by financing activities		—	137,659
Net increase in cash and cash equivalents		3,638	140,833
Cash and cash equivalents at beginning of year		218,937	78,104
Cash and cash equivalents at end of year	$	222,575	218,937

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

TSB Securities, Inc. (the Company) is a wholly owned subsidiary of Texas State Bank (the Parent) and was incorporated on June 23, 1997. Texas State Bank is a wholly owned subsidiary of Texas Regional Bancshares, Inc. The Company is a registered fully-disclosed introducing securities broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. (NASD). The Company provides brokerage services primarily to customers of the Parent. The Company is subject to regulations by NASD and various government agencies, including the Securities and Exchange Commission and the Texas Securities Department. Such agencies may require certain standards or impose certain limitations based on their judgments.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to prevailing practices within the securities broker-dealer industry. The preparation of financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A summary of significant accounting policies follows:

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company has defined cash and cash equivalents as cash on hand, amounts due from banks and other financial institutions and money market accounts.

The Company maintains restricted accounts at each of the entities which provide clearing services. The total amount of restricted cash is $150,000 and $75,000, as of December 31, 2003 and 2002, respectively.

Commissions

Commissions are recorded on a trade-date basis as securities transactions occur.

Income Taxes

As a wholly owned subsidiary, the Company is included in the consolidated federal income tax return with Texas Regional Bancshares, Inc. The Parent files a consolidated federal income tax return with its parent, Texas Regional Bancshares, Inc., and all of its subsidiaries. The Company records its taxes utilizing a separate-return method. By agreement with its Parent, the Company's federal income taxes are computed based on financial statement income or loss before federal income taxes at the current tax rate. Accordingly, payments are made to and received from its Parent for current federal income tax amounts. The amount due from Parent is the result of net operating losses utilized by the Parent to reduce consolidated federal income taxes.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three, five or ten years based upon classification category.

(2) Balances and Transactions with Parent

In the normal course of business, the Company has entered into transactions with its Parent. Such balances and transactions as of and for the years ended December 31, 2003 and 2002 are summarized as follows:

		2003	2002
Statements of Financial Condition accounts:			
Cash and cash equivalents	$	462	1,541
Due from Parent		66,075	67,863
	$	66,537	69,404
Statements of Operations accounts:			
Salaries and employee benefits	$	233,331	270,720
Management fees		17,911	12,097
Occupancy related costs		10,788	10,152
Other		4,500	4,500
	$	266,530	297,469

The Company's employees are on its Parent's payroll and thus the Company reimburses its Parent for these salaries and employee benefits. On a monthly basis, the Company pays a management fee to its Parent based the number of hours certain employees of the Parent work for the Company. The Company rents the space from its Parent on a year-to-year lease. The monthly rent payment is $899. The Company maintains a deposit account with its Parent. The Company has a contract with its Parent for $300 per month for its data processing systems. The Company has a contract with its Parent for $75 per month for use of its payroll system.

(3) Securities Clearing Agreements

The Company has a securities clearing agreement with First Southwest Company (First Southwest) and Pershing LLC (Pershing) primarily to provide clearing services for the Company. The agreements, on a fully-disclosed basis, introduce certain customers to First Southwest and Pershing and that they, as Independent Contractors, may elect to clear and carry the accounts of the Company's customers pursuant to the terms and conditions of the agreements. The agreements indemnify the Company and its Parent against any claims or damages arising from the agreements based upon the ordinary negligence or willful misconduct of First Southwest, Pershing or its employees in providing the services under these agreements. The agreement with First Southwest is for a one-year period and shall automatically be renewed for an additional one-year period unless terminated by either party upon written notification. The agreement with Pershing can be terminated by either party without cause upon ninety days prior to notice.

(4) Liabilities Subordinated to the Claims of General Creditors

As of and during the years ended December 31, 2003 and 2002, the Company had no liabilities subordinated to the claims of general creditors

(Continued)

(5) Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Any retained earnings would be restricted as to payment of dividends if this ratio exceeds 10 to 1. The Company filed a computation of net capital as of December 31, 2003 with the National Association of Securities Dealers, Inc. on January 27, 2004. At December 31, 2003, the Company had computed regulatory net capital (as defined) of $220,851 which was $170,851 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.11 to 1 at December 31, 2003.

(6) Employee Benefits

The Company participates in the Texas Regional Bancshares, Inc.'s Amended and Restated Employee Stock Ownership Plan (with section 401(k) provisions) (the KSOP) covering substantially all of its employees. Employer contributions to the KSOP are discretionary, and as such, determined at the sole discretion of the Board of Directors of Texas Regional Bancshares, Inc. The KSOP covers employees who have attained age 21 and completed twelve consecutive months and 1,000 hours of credited service, as defined in the plan, except for the 401(k) and matching provisions which require three consecutive months and 250 hours of credited service. The Company's discretionary optional contribution is fully vested after six years of credited service. Contribution expense, which includes employer matching for the years ended December 31, 2003 and 2002 was $4,333 and $4,431, respectively.

TSB SECURITIES, INC.

(A Wholly Owned Subsidiary of Texas State Bank)

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2003

Net capital:		
Stockholder's equity per Statement of Financial Condition	$	309,628
Less nonallowable assets:		
Due from Parent		66,075
Other assets, net		21,260
Less haircuts - money market account (2%)		1,442
	$	220,851
Net capital requirement	$	50,000
Net capital in excess of required amount	$	170,851
Aggregate indebtedness	$	24,911
Ratio of aggregate indebtedness to net capital		.11 to 1

Note: The above computation does not differ from the computation of net capital prepared by the Company as of December 31, 2003 and filed with the National Association of Securities Dealers, Inc. on January 27, 2004, on Form X-17A-5.

See accompanying independent auditors' report.

TSB SECURITIES, INC.
(A Wholly Owned Subsidiary of Texas State Bank)

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

Computation for Determination of Reserve Requirement

The Company is exempt from the reserve requirements and the related computations for the determination thereof under Rule 15c3-3 under the Securities and Exchange Act of 1934 as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions with customers through unaffiliated clearing organizations.

During the year ended December 31, 2003, the Company has maintained compliance with the conditions for exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3.

See accompanying independent auditors' report.

TSB SECURITIES, INC.

(A Wholly Owned Subsidiary of Texas State Bank)

Information for Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

	Market Value	Number of Items
Customers' fully-paid securities and excess margin securities not in the Company's possession or control as of December 31, 2003 for which instructions to reduce to possession or control had been issued as of December 31, 2003 but for which the required action was not taken within the time frames specified under Rule 15c3-3	None	None
Customers' fully-paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2003 excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	None	None

See accompanying independent auditors' report.

KPMG

KPMG LLP
Suite 1100
111 Congress Avenue
Austin, TX 78701

Telephone 512 320 5200
Fax 512 320 5100

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5
For a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

The Board of Directors
TSB Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of TSB Securities, Inc. (the Company) (a wholly owned subsidiary of Texas State Bank) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

(Continued)

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 27, 2004